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04001626

SECURITI _____SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 17 2004

SEC FILE NUMBER
8- 49018

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 01, 2003___ AND ENDING ___December 31, 2003___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McGehee, Maia Laura, dba

Mercury Securities

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Fifth Avenue   Suite 270

(No. and Street)

San Rafael   California   94901

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maia L. McGehee   (415) 454-4184

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7   Northridge   California   91324

(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 26 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Maia L. McGehee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Mercury Securities_____, as of

__December 31_____, ___2003,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _CALIFORNIA_____

County of __MARIN_____

Subscribed and sworn (or affirmed) to before me this _14_ day of _JAN_ , _2004_

_____
Notary Public

_____
Signature

_____Principal_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Mercury Securities

I have audited the accompanying statement of financial condition of Mercury Securities as of December 31, 2003, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Securities as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 13, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Mercury Securities
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	11,081
Receivables from broker-dealers		2,081
Broker advance		3,000
Securities, not readily marketable		2,475
Total assets	$	**18,637**

Liabilities and Proprietor's Capital

Liabilities

Commissions payable	$	1,561
Total liabilities		1,561
Proprietor's capital		17,076
Total liabilities and proprietor's capital	$	18,637

The accompanying notes are an integral part of these financial statements.

Mercury Securities
Statement of Income
For the year ended December 31, 2003

Revenue

Commission revenue	$	43,134
Realized gain (loss) on expired warrants		(825)
Other		98
Total revenue		42,407

Expenses

Commission expense	28,842
Professional fees	3,500
Other operating expenses	1,472
Total expenses	33,814
Net income	$ 8,593

The accompanying notes are an integral part of these financial statements.

Mercury Securities
Statement of Changes in Proprietor's Capital
For the year ended December 31, 2003

	Proprietor's Capital
Balance on January 1, 2003	$ 23,483
Proprietor's distributions	(15,000)
Net income	8,593
Balance on December 31, 2003	$ 17,076

Cash flows from operating activities:

Net income		$ 8,593
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (1,777)	
Brokers advance	(3,000)	
Realized loss on marketable securities	825	
(Decrease) increase in:		
Commission payable	(1,863)	
Total adjustments		(5,815)
Net cash and cash equivalents provided by operating activities		2,778

Cash flows from investing activities: –

Cash flows from financing activities:

Proprietor's distributions	(15,000)	
Net cash and cash equivalents used in financing activities		(15,000)
Net decrease in cash and cash equivalents		(12,222)
Cash and cash equivalents at beginning of year		23,303
Cash and cash equivalents at end of year		$ 11,081

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	–
Income taxes	$	–

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mercury Securities (the "Company"),a proprietorship, was organized January 19, 1996 and is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company sells investments in mutual funds to individuals and corporate investors and has been approved by the National Association of Securities Dealers for the sale of variable annuities. The Company has also applied for licensing with the Department of Insurance in the state of California. The Company earns commissions directly from the mutual funds in which it invests.

The Company is a fully disclosed broker-dealer whereby it does not hold customer funds or securities.

These financial statements are prepared solely from the accounts of the Company and do not include the personal accounts of the owners or those or any other operation in which she is engaged.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and expenses are recorded on trade date basis.

Note 2: RELATED PARTY TRANSACTIONS

The Company has the benefits of office staff and space from a related company, Hermes Econometrics, without any nominal charges recorded in the financial statements for those services. Both entities have the same ownership.

Note 3: **CONCENTRATION OF RISK**

The Company receives approximately 75% of its total gross revenue through a single broker.

Note 4: **INCOME TAXES**

The Company is a proprietorship and is not a separate taxable entity. Therefore, no provision or liability for Federal income taxes is included in these financial statement. The owner is taxed on net income of the proprietorship after its income is combined with the owner's other income and deductions.

Note 5: **RECENTLY ISSUED ACCOUNTING STANDARDS**

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 5: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (CONTINUED)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 6: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $11,480, which was $6,480 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,561) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum ratio allowed.

Computation of net capital

Proprietor's equity		$ 17,076	
Total proprietor's equity			$ 17,076
Less: Non allowable assets			
Securities, not readily marketable		(2,475)	
Brokers advance		(3,000)	
Total non-allowable assets			(5,475)
Net capital before haircuts			11,601
Less: Haircuts			
Haircuts on money market accounts		(121)	
Total Haircuts			(121)
Net Capital			11,480

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness		$ 104	
Minimum dollar net capital required		5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 6,480
Ratio of aggregate indebtedness to net capital		0.14: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

See independent auditor's report.

Mercury Securities
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Mercury Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Information relating to possession or control requirements is not applicable to Mercury Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Mercury Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Mercury Securities

In planning and performing my audit of the financial statements of Mercury Securities for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Mercury Securities including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 13, 2004